            AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 28, 1999
                                                     REGISTRATION NO. 333-______

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                    ----------------------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                    ----------------------------------------
                              REPLIGEN CORPORATION
             (Exact name of Registrant as specified in its charter)
                          -----------------------------


            DELAWARE                       2836                            04-2729386

  (State or other jurisdiction        (Primary Standard Industrial       (I.R.S. Employer
of incorporation or organization)      Classification Code Number)     Identification Number)



                                117 FOURTH AVENUE
                                NEEDHAM, MA 02494
                                 (781) 449-9560
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)
                    ----------------------------------------

                                WALTER C. HERLIHY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              REPLIGEN CORPORATION
                                117 FOURTH AVENUE
                                NEEDHAM, MA 02494
                                 (781) 449-9560
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                    ----------------------------------------
 COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS SENT TO THE
                       AGENT FOR SERVICE, SHOULD BE SENT TO:
                          LAWRENCE S. WITTENBERG, ESQ.
                         Testa, Hurwitz & Thibeault, LLP
                                High Street Tower
                                 125 High Street
                           Boston, Massachusetts 02110
                                 (617) 248-7000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following. / /
                    ----------------------------------------
                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                                    PROPOSED MAXIMUM       PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF                AMOUNT TO BE       OFFERING PRICE PER     AGGREGATE OFFERING         AMOUNT OF
       SECURITIES TO BE REGISTERED               REGISTERED             SHARE (1)              PRICE (1)        REGISTRATION FEE (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share           3,600,000              $2.78125              $10,012,500            $2,783.48

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

(2) Pursuant to Rule 457(c) under the Securities Act of 1933, the registration fee has been calculated based upon the average of the high and low prices per share of the common stock of Repligen Corporation on the Nasdaq National Market on May 25, 1999.

--------------------------
         REPLIGEN HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REPLIGEN SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.




                    SUBJECT TO COMPLETION, DATED MAY 28, 1999


                              REPLIGEN CORPORATION


                                3,600,000 SHARES

                                  COMMON STOCK

         These shares are being offered for sale by the selling stockholders listed on page 13.

         Repligen's common stock is traded on the Nasdaq National Market under the symbol "RGEN." The last reported sales price of the common stock on the Nasdaq National Market on May 25, 1999 was $2.875 per share.


                        ---------------------------------

                  INVESTING IN THE COMMON STOCK INVOLVES RISKS.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                        ---------------------------------




         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.











                  The date of this prospectus is May __, 1999.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK.

                            ------------------------

                                TABLE OF CONTENTS

                                                                            PAGE

The Company..............................................................    2
Risk Factors.............................................................    3
Legal Proceedings........................................................    6
Selected Consolidated Financial Data.....................................    7
Management's Discussion and Analysis of
     Financial Condition and Results of Operations.......................    8
Use of Proceeds..........................................................   13
Selling Stockholders.....................................................   13
Plan of Distribution.....................................................   18
Legal Matters............................................................   19
Experts..................................................................   19
Where You Can Find More Information......................................   19



                            ------------------------

                                   THE COMPANY

         We develop new drugs for neurological disease, organ transplantation and cancer. To expand our drug development program, on March 9, 1999, we acquired the exclusive rights to patent applications for the use of secretin in the treatment of autism from Autism Research Institute, a not-for-profit organization, and Victoria A. Beck, both holders of rights to such patent applications. Autism is a developmental disorder characterized by poor communication skills, negative behavior, irregular sleep patterns and diminished ability to learn. Secretin is a hormone produced in the small intestine which regulates the function of the pancreas as part of the process of digestion. A form of secretin derived from pigs is approved by the FDA for use in diagnosing problems with pancreatic function. Recent anecdotal reports indicate that secretin may have beneficial effects in autism, including improvements in sleep, digestive function, speech and social behavior. Following media reports of the potential benefits of secretin, more than 2,000 autistic children have been treated with the pig-derived hormone. We intend to manufacture a human, synthetic form of secretin and evaluate it in FDA approved clinical trials in order to confirm the benefits of secretin in treating autism and to determine the optimal dosing schedule. There are currently no drugs approved by the FDA for the treatment of autism.

         We are also developing a product named "CTLA4-Ig," which has been shown to suppress unwanted immune responses in animal models of organ transplants and autoimmune diseases, such as lupus or multiple sclerosis, in which the immune system mistakenly attacks the body. Our product candidate is a derivative of a natural protein whose role is to turn-off an immune response. In animal models of organ transplantation and autoimmune diseases, CTLA4-Ig has been shown to block the rejection of a transplanted organ or the effects of the autoimmune disease. Initial clinical testing of CTLA4-Ig has been carried out in patients receiving a bone marrow transplant, which is a potential cure for several diseases of the immune system, including leukemia, myeloma, lymphoma and sickle cell anemia. Despite the clinical success of bone marrow transplants, a significant number of patients experience a severe and potentially life-threatening complication known as Graft Versus Host Disease, in which the newly transplanted immune system attacks the host (i.e., the patient). In December 1998, investigators from the Dana-Farber Cancer Institute, a research hospital in Boston, reported that treatment of bone marrow from a family member with CTLA4-Ig substantially reduced Graph Versus Host Disease in twelve transplant patients. We intend to further evaluate CTLA4-Ig in bone marrow transplants for leukemia. In July 1998, we filed a complaint to assert our ownership rights of United States patents issued to Bristol-Myers Squibb Corporation relating to the use of and manufacture of CTLA4-Ig. We believe that one of our licensors is a co-inventor of these patents and we are seeking to obtain co-inventor rights of these patents. We have also filed our own patents related to compositions of matter and methods of use of CTLA4-Ig.

         In preclinical studies, we are evaluating low molecular weight compounds which block new blood vessel growth by inhibiting the action of a key growth factor which stimulates the growth of new blood vessels. Drugs which block the growth of new blood vessels may arrest the growth of solid tumors and stop the progression of eye diseases characterized by uncontrolled blood vessel growth. This program is based on our patented, high throughput screening assays and proprietary libraries of compounds. Our program to block new blood vessel growth is supported, in part, by a grant from the National Cancer Institute.

         We develop, manufacture and market products for the production of therapeutic antibodies. We currently market a line of products for the purification of antibodies based on a naturally occurring protein, Protein A, which can specifically bind to antibodies. In December 1998, we entered into a ten year agreement to supply recombinant Protein A to Amersham Pharmacia Biotech, a leading supplier to the biopharmaceutical market.

         Repligen's executive offices are located at 117 Fourth Avenue, Needham, Massachusetts 02494, and Repligen's telephone number is (781) 449-9560.

                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE UNAWARE OF OR THAT WE CURRENTLY DEEM IMMATERIAL ALSO MAY BECOME IMPORTANT FACTORS THAT AFFECT US.

         IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY HARMED. IN THAT CASE THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

         THIS PROSPECTUS ALSO CONTAINS FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THE RISKS FACED BY US DESCRIBED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

WE NEED TO OBTAIN FUTURE CAPITAL FOR DRUG DEVELOPMENT AND CANNOT BE CERTAIN OF OBTAINING IT

         We need additional long-term financing to develop our drug development programs through the clinical trial process as required by the FDA and our bioprocessing products business. We also need additional long-term financing to support future operations and capital expenditures, including capital for additional personnel and facilities. If we spend more money than currently expected for our drug development programs and our bioprocessing products business, we will need to raise additional capital by selling debt or equity securities, by entering into strategic relationships or through other arrangements. We may be unable to raise any additional amounts on reasonable terms when they are needed due to the volatile nature of the biotechnology marketplace. If we are unable to raise this additional capital, we may have to delay or postpone critical clinical studies or abandon other development programs.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY BECAUSE OF INCREASED EXPENSES IN PRODUCT DEVELOPMENT

         Our quarterly and annual operating revenues and expenses may fluctuate due to a number of factors including:

         -  the timing and size of increased research and development expenses;
         -  expenses associated with clinical development of our products; or
         -  the timing and size of product orders.

         Our product development activities often focus on unproven technologies and undeveloped markets. As a result, we may experience difficulty in forecasting operating expenditures, and we cannot know when or whether our efforts will result in commercially successful products. The expenses or losses associated with these product development activities could materially adversely affect our operating results.

WE MUST COMPETE FOR PERSONNEL WHO MUST BE HIGHLY SKILLED AND HAVE TECHNICAL AND SCIENTIFIC BACKGROUNDS

         Our success depends largely upon the continued service of our management and scientific staff and our ability to attract, retain and motivate highly skilled scientific, management and marketing personnel. Potential employees with an expertise in the field of biochemistry, regulatory affairs and/or clinical development of new drug and biopharmaceutical manufacturing are not generally available in the market and are difficult to attract and retain. We also face significant competition for such personnel from other companies, research and academic institutions, government and other organizations who have superior funding and resources to be able to attract such personnel. The loss of key personnel or our inability to hire and retain personnel who have technical and scientific backgrounds could materially adversely affect our product development efforts and our business.

WE FACE INTENSE COMPETITION FROM LARGER, BETTER FINANCED PHARMACEUTICAL AND MATURE BIOTECHNOLOGY COMPANIES

         The market for therapeutic and bioprocessing products is intensely competitive, rapidly evolving and subject to rapid technological change. Pharmaceutical and mature biotechnology companies have substantially greater financial, manufacturing, marketing, research and development resources than we have. New approaches to the treatment of our targeted diseases by these competitors may make our products and technologies obsolete or noncompetitive.

OUR SUCCESS DEPENDS ON OUR ABILITY TO OBTAIN PATENT PROTECTION FOR OUR PRODUCTS

         Proprietary rights relating to our products will be protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained as trade secrets, and to the extent that we diligently enforce our rights against infringement of our patent rights and against misappropriation of our trade secrets and proprietary information. We must obtain patent and trade secret protection for our products and processes in order to produce a financial return consistent with the significant time and expense required to bring our products to market. Our success will depend, in part, on our ability to:

         - obtain patent protection for our products and manufacturing processes;
         -  preserve our trade secrets; and
         -  operate without infringing the proprietary rights of third parties.

         There can be no assurance that any patent applications relating to our products will be filed in the future or that any currently pending applications will issue on a timely basis, if ever. Since patent applications in the United States are maintained in secrecy until patents issue and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain that we were the first to make the inventions covered by each of our pending patent applications or that we were the first to file patent applications for such inventions. Even if patents are issued, the degree of protection afforded by such patents will depend upon the:

         -  scope of the patent claims;
         -  validity and enforceability of the claims obtained in such patents;
            and
         -  our willingness and financial ability to enforce and/or defend them.

         The patent position of biotechnology and pharmaceutical firms is often highly uncertain and usually involves complex legal and scientific questions. Moreover, no consistent policy has emerged in the United States and in many other countries regarding the breadth of claims allowed in biotechnology patents. Patents which may be granted to us in certain foreign countries may be subject to opposition proceedings brought by third parties. We could incur substantial costs in defending suits brought against us by others or in suits in which we may assert our patents against others. If the outcome of any such litigation is adverse to us, our business, financial condition and results of operations could be adversely affected. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may be required to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which would result in substantial cost to us. For instance, in July 1998, we filed a complaint to assert our ownership rights of United States patents issued to Bristol-Myers Squibb Corporation relating to the use of and manufacture of CTLA4-Ig. We believe that one of our licensees is a co-inventor of these patents and we are seeking to obtain co-inventor rights of these patents. We may incur substantial costs defending these and other infringement or patent interference proceedings. There can be no assurance that we would prevail in any such proceedings or that such proceedings would not result in a material adverse effect on our business, financial condition or results of operations.

         In addition, patents blocking our manufacture, use or sale of our products could be issued to third parties in the United States or foreign countries. The issuance of blocking patents or an adverse outcome in an interference or opposition proceeding, could subject us to significant liabilities to third parties and require us to license disputed rights from third parties or cease using the technology. There can be no assurance that such license would be available on commercially acceptable terms, if at all.

WE ARE NOT YET FULLY YEAR 2000 COMPLIANT

         Many existing computer systems and software products do not properly recognize dates after December 31, 1999. This "Year 2000" problem could result in miscalculations, data corruption, system failures or disruptions of operations. We are subject to potential Year 2000 problems affecting our computers' systems, our internal systems and the systems of our vendors and scientific collaborators, any of which could have a material adverse affect on our business operating results and financial conditions.

         Based on our assessments to date, we believe that our internal systems are substantially Year 2000 compliant although there can be no assurance that Year 2000 errors or defects will not be discovered in our internal software systems and, if such errors or defects are discovered, there can be no assurance that the costs of making such systems Year 2000 compliant will not be material.

         Year 2000 errors or defects in the internal systems maintained by our vendors of clinical trial collaborators could require us to incur significant delays in our product development programs and unanticipated expenses to remedy any problems or replace affected vendors.

                                LEGAL PROCEEDINGS

         On July 17, 1998, Repligen filed a complaint at the United States District Court for the District of Massachusetts in Boston, Massachusetts. The complaint relates to a United States patent issued in 1995 to Bristol-Myers Squibb Corporation claiming a method of treating immune system diseases with CTLA4-Ig. In December 1998, related patents were issued to Bristol-Myers claiming the composition of CTLA4-Ig. Thereafter, the complaint was amended to include the patents claiming the composition of CTLA4-Ig. In the amended complaint, we seek to assert our ownership rights in, and to obtain co-inventor rights of, the Bristol-Myers patents and we also seek unspecified monetary damages. If we are successful in our claims, a licensor of such intellectual property rights Repligen will be named as a co-inventor of the Bristol-Myers patents which will give Repligen and Bristol-Myers shared rights to the patents. There can be no assurances that the litigation will conclude in a result beneficial to Repligen. Repligen's failure to obtain shared ownership rights in the patents may restrict Repligen's ability to commercialize CTLA4-Ig for certain applications.

                   SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected financial data are derived from, and are qualified in their entirety by reference to, the consolidated financial statements of Repligen as of and for the years ended March 31, 1995, 1996, 1997, 1998 and 1999 which consolidated financial statements have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data set forth below should be read in conjunction with the consolidated financial statements of Repligen and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.



                                                                        Years Ended March 31,
                                               ----------------------------------------------------------------
                                                 1999          1998          1997           1996           1995
                                                 ----          ----          ----           ----           ----
                                                               (In thousands, except per share amounts)
OPERATING STATEMENT DATA:
Revenues
   Research and development.................   $  1,268      $    917      $  1,180      $  7,949      $ 10,988
   Product..................................      1,010         1,114         1,554         1,874         3,885
   Investment and other.....................        312           354         1,068         1,036         2,069
                                               --------      --------      --------      --------      --------
      Total Revenue.........................      2,590         2,385         3,802        10,859        16,942
                                               --------      --------      --------      --------      --------

 Costs and expenses
    Research and development................      1,847         1,420         1,378        11,980        31,012
    Charge for purchased patent rights......      1,035          --            --            --            --
    Selling, general & administrative.......      1,563         1,281         1,940         4,925         4,673
    Cost of product sales...................        689           480           537         1,516         1,535
    Charge for acquired research &
       development..........................       --            --             549           334          --
    Restructuring (credit) charge...........       --            --            (111)        3,567        11,300
    Interest................................       --            --            --              58           372
                                               --------      --------      --------      --------      --------
       Total costs and expenses.............      5,134         3,181         4,293        22,380        48,892
                                               --------      --------      --------      --------      --------

 Net loss...................................   $ (2,544)     $   (796)     $   (491)     $(11,521)     $(31,950)
                                               --------      --------      --------      --------      --------
                                               --------      --------      --------      --------      --------

 Net loss per common share..................   $  (0.14)     $  (0.05)     $  (0.03)     $  (0.75)     $  (2.08)
                                               --------      --------      --------      --------      --------
                                               --------      --------      --------      --------      --------

Weighted average common shares outstanding..     18,018        16,502        15,678        15,370        15,356
                                               --------      --------      --------      --------      --------
                                               --------      --------      --------      --------      --------



                                                  1999         1998          1997          1996          1995
                                                  ----         ----          ----          ----          ----
                                                                           (In thousands)
                                               ----------------------------------------------------------------
BALANCE SHEET DATA:
  Cash and investments......................   $  3,251      $  4,726      $  3,538      $  7,222      $ 15,302
  Working capital...........................      3,860         5,377         3,990         4,154         9,070
  Total assets..............................      5,224         6,513         5,621         9,231        31,330
  Accumulated deficit.......................   (126,864)     (124,320)     (123,533)     (123,042)     (111,520)
  Stockholders' equity......................      4,592         6,124         4,919         4,809        15,576


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. WHEN USED IN THIS PROSPECTUS, THE WORDS "INTEND," "ANTICIPATE," "BELIEVE," "ESTIMATE," "PLAN" AND "EXPECT" AND SIMILAR EXPRESSIONS AS THEY RELATE TO US ARE INCLUDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. REPLIGEN'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS ARE A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

RESULTS OF OPERATIONS

FISCAL YEAR ENDED MARCH 31, 1999 COMPARED WITH FISCAL YEAR ENDED MARCH 31, 1998

          REVENUES. Total revenues for fiscal 1999 were $2,590,000 as compared to $2,385,000 in fiscal 1998, an increase of $205,000. Research and development revenues for fiscal 1999 totaled $1,268,000, including revenues relating to drug discovery collaboration arrangements with pharmaceutical partners, licensing revenue, and revenue generated from a Phase II Small Business Innovation Research (SBIR) grant from the National Institute of Health. The increase in research and development revenues of $351,000 or 38% from fiscal 1998 levels is primarily attributable to licensing payments relating to intellectual property rights licensed to Neocrin, Inc.

          Product revenues for fiscal 1999 were $1,010,000 compared to $1,114,000 in fiscal 1998. The decrease in the product sales volume is attributed to a decrease in sales of reagent products partially offset by the increase in sales of Protein A.

         Investment income for fiscal 1999 was $212,000, a decrease of $13,000 from $225,000 for fiscal 1998. This decrease in investment income was due primarily to the sale of non-investment securities held by Repligen offset by higher average funds available for investment during fiscal 1999. Other revenues for the fiscal 1999 period decreased by approximately $29,000 from the comparable fiscal 1998 period, due in large part, to the one-time sale of equipment and furnishings by Repligen.

         EXPENSES. During fiscal 1999, total expenses were $5,134,000, significantly higher than fiscal 1998 expenses of $3,181,000. Higher level of expenses in fiscal 1999 was largely due to the $1,035,000 charge associated with Repligen's acquisition of the rights to certain patent applications for the use of secretin in the treatment of autism. Research and development expenses for fiscal 1999, totaled $1,847,000, an increase of $427,000, or 30%, from fiscal 1998 levels due to an increase in both personnel and laboratory expenses associated with the expansion of Repligen's research and development program. Repligen anticipates that research and development expenses will continue to increase significantly as Repligen increases its investment in its drug development programs during fiscal 2000.

         Cost of product sales for fiscal 1999 totaled $689,000, an increase of $209,000 from the prior fiscal year. Cost of product sales in fiscal 1999 were 68% of product revenues versus 43% of product revenues for fiscal 1998. This increase is largely attributable to a write off of certain obsolete raw materials and work in process resulting from the introduction of a new Protein A product in fiscal 1999.

         Selling, general and administrative expenses for fiscal 1999 were $1,563,000, an increase from fiscal 1998 of $282,000. This increase is attributable to a noncash charge associated with the issuance of warrants for legal services related to Repligen's complaint filed against Bristol-Myers Squibb. In addition, Repligen incurred increased expenses relating to legal and shareholder services as Repligen sought additional financing.

         In March 1999, Repligen acquired all rights to certain patent applications covering the use of secretin in the treatment of autism. The rights were acquired pursuant to a patent purchase agreement. In addition, Repligen agreed to make certain milestone payments upon (a) Repligen's filing of a new drug application with the United States Food and Drug Administration for a clinical indication covered by the intellectual property rights transferred by the patent purchase agreement and (b) the approval by the FDA of a product covered by the intellectual property rights transferred to Repligen pursuant to the patent purchase agreement. Finally, Repligen agreed to pay certain royalty payments if Repligen is able to derive sales and/or licensing revenues from the intellectual property rights acquired pursuant to the patent purchase agreement. Under terms of the patent purchase agreement, Repligen may be required to repurchase up to a maximum of 100,000 shares of common stock issued in connection with the patent purchase agreement at a price of $1.59 per share. This obligation to repurchase the common stock expires in June 1999. Approximately $1,035,000 was charged to the accompanying 1999 statement of operations as the cost of the purchased patent rights.

FISCAL YEAR ENDED MARCH 31, 1998 COMPARED WITH FISCAL YEAR ENDED MARCH 31, 1997

         REVENUES. Total revenues for fiscal 1998 were $2,385,000 as compared to $3,802,000 in fiscal 1997, a decrease of $1,417,000. Research and development revenues for fiscal 1998 totaled $917,000, compared to $1,180,000 in fiscal 1997. The research and development revenues for fiscal year 1998 include revenues relating to drug discovery collaboration arrangements with pharmaceutical partners, licensing revenue, receipt of a milestone payment, and revenue generated from two Phase I Small Business Innovation Research (SBIR) grants from the National Institute of Health. The reduction in research and development revenues of $263,000 or 22% from fiscal 1997 levels is primarily attributable to the termination of its collaborations with Eli Lilly and Company and Repligen Clinical Partners, L.P.

         Product revenues for fiscal 1998 were $1,114,000 compared to $1,554,000 in fiscal 1997. The decrease of $440,000 in the product sales volume is largely attributed to the timing of large production scale orders of Protein A offset by an increase in sales of reagent products.

         Investment income decreased by $44,000 from $269,000 for fiscal 1997 to $225,000 for fiscal 1998 and was due primarily to lower average funds available for investment during fiscal 1998. Other revenues for the fiscal 1998 of $129,000 decreased by approximately $660,000 from the comparable fiscal 1997 other revenue of $799,000 and was primarily due to a restructuring of

Repligen, pursuant to which Repligen made a one-time sale of equipment and furnishings for $317,000 and the one-time sale of non-investment securities for approximately $300,000 as part of the restructuring.

         EXPENSES. During fiscal 1998, total expenses of $3,181,000 were significantly lower than fiscal 1997 expenses of $4,293,000, a decrease of $1,112,000 or 26% from fiscal 1997. The higher level of expenses in fiscal 1997 was primarily a result of expenditures associated with Repligen's former facility in Cambridge, Massachusetts. Research and development expenses for fiscal 1998, totaling $1,420,000, compared to $1,378,000 in fiscal 1997, an increase of $42,000, or 3%, from fiscal 1997.

         Cost of product sales decreased $57,000 from $537,000 in fiscal 1997 to $480,000 in fiscal 1998. Cost of product sales in fiscal 1998 were 43% of product revenues versus 35% of product revenues for fiscal 1997. The decrease in the cost of product sales is the result of a change in the product mix between fiscal years and the result of the realization of inventory in fiscal 1997 that had been reserved for in fiscal 1996.

         Selling, general and administrative expenses for fiscal 1998 were $1,281,000, compared to $1,949,000 in fiscal 1997, a decrease from fiscal 1997 of $659,000. This decrease is a result of Repligen's restructuring efforts that took place during fiscal 1997 and 1996. As a result of Repligen's relocation to smaller office and laboratory space, Repligen realized savings in rent and related facility costs. In addition, this decrease in expenses is a result of the reduction of administrative personnel and related expenses that took place during fiscal 1997.

         In the year ended March 31, 1997, Repligen acquired, in exchange for Repligen's common stock, all of the outstanding shares of ProsCure, Inc., a subsidiary of Glycan Pharmaceuticals, Inc. ProsCure has licensed the rights to certain drug discovery technologies and lead compounds for application to the field of cancer from Glycan, a wholly owned subsidiary of Repligen. Since the technology acquired will require further development by Repligen, this acquisition was accounted for as a purchase, with the excess of the purchase price and acquisition costs over the fair value of the assets acquired of approximately $549,000, charged to operations.

LIQUIDITY AND CAPITAL RESOURCES

          Repligen's total cash, cash equivalents and marketable securities decreased to $3,251,000 at March 31, 1999 from $4,726,000 at March 31, 1998.
 This decrease is primarily attributable to the operating loss incurred in the year ended March 31, 1999 of approximately $1,509,000. In addition, this decrease is attributable to an increase in accounts receivable and prepaid expenses of $242,000, partially offset by an increase of accounts payable and accrued expenses of $228,000. Working capital decreased by $1,517,000 to $3,860,000 at March 31, 1999 from $5,377,000 at March 31, 1998 due to cash outlays to fund operating losses, the purchase of equipment, furniture and fixtures and leasehold improvements, and an increase in accounts receivable outstanding at the end of fiscal year 1998 offset by an increase in accounts payable and accrued expenses.

         Capital expenditures for fiscal 1999 and 1998 were $252,000 and $114,000, respectively. The capital expenditures in both fiscal 1999 and fiscal 1998 reflect leasehold improvements and the purchase of research and development and manufacturing equipment.

         Repligen entered into agreements with a number of collaborative partners and licenses. Under the terms of these agreements, Repligen may be eligible to receive research support, additional milestones or royalty revenue if these collaborations continue to clinical evaluation and commercialization. Repligen can not be assured to the continuation of these collaborations or any future payments.

         Repligen has funded operations primarily with cash derived from the sales of its equity securities, revenue derived from research and development contracts, product sales and investment income. In April and May 1999, the selling stockholders entered into binding common stock purchase agreements to purchase from Repligen an aggregate of 3,600,000 shares of common stock of Repligen for an aggregate purchase price of $9,000,000 in a private placement transaction. The closing of the private placement for financing is subject to Repligen filing a registration statement covering the resale of the shares and causing such registration statement to become effective immediately after the closing. This registration statement is being filed to effect the registration of the 3,600,000 shares being offered and sold to the selling stockholders.

         While Repligen anticipates that the cost of operations will increase in fiscal 2000 as it continues to expand its investment in proprietary product development, Repligen believes that the private placement financing yielding an aggregate of $9,000,000 in gross proceeds to Repligen (before related transactional expenses) will provide sufficient funding to satisfy its working capital and capital expenditure requirements for the next twenty-four months. Should Repligen need to secure additional financing to meet its future liquidity requirements, there can be no assurances that Repligen will be able to secure such financing, or that such financing, if available, will be on terms favorable to Repligen.

YEAR 2000

         Repligen has undertaken an initial review of its information technology computer systems and it believes that the Year 2000 problem does not pose significant operational problems to its information technology systems. The majority of Repligen's software and computer equipment has been purchased within the last five years from third-party vendors who have already provided upgrades intended to bring their products into Year 2000 compliance. Repligen has begun to address the small number of internal systems that are not yet Year 2000 compliant, and expects full compliance by the end of 1999. Repligen currently believes that the costs of addressing these issues should not exceed $50,000 and will not have a material adverse impact on Repligen's financial position.

         Repligen has recently begun interviewing various third parties, including vendors and suppliers of Repligen, to determine their exposure to Year 2000 issues, their anticipated risks and responses to those risks. To date, the third parties that have been contacted have indicated that their hardware or software is or will be Year 2000 compliant in a time frame that meets Repligen's requirements. Even with the vendor compliance however, Repligen intends to continue to assess its exposure to Year 2000 noncompliance on the part of any of its material vendors. There can be no assurance that the vendor's systems will be Year 2000 compliant in a time frame satisfactory to Repligen.

         Repligen does not have a contingency plan in the event Year 2000 compliance cannot be achieved in a timely manner. A contingency plan will be developed immediately upon completion of Repligen's Year 2000 compliance assessment.

                                 USE OF PROCEEDS

         Repligen will not receive any of the proceeds from the sale of the shares of its common stock by the selling stockholders hereunder. See "Selling Stockholders" and "Plan of Distribution". The principal purpose of this offering is to effect an orderly disposition of the shares of common stock of Repligen being offered and sold from time to time by the selling stockholders.

                              SELLING STOCKHOLDERS

         Unless otherwise noted below in the table, each person has sole voting and investment power over the shares shown as beneficially owned except to the extent authority is shared by spouses under applicable law and except as set forth in the footnotes to the table. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The following are deemed to be beneficially owned and outstanding for purposes of calculating the number of shares and the percentage beneficially owned by that person or entity:

         - shares of common stock issuable by Repligen to that person upon the exercise of options which may be exercised within 60 days after May 28, 1999; and
         - shares of common stock issuable by Repligen to that person upon the exercise of warrants which may be exercised within 60 days after May 28, 1999.

However, these shares are not deemed to be beneficially owned and outstanding for purposes of computing the percentage beneficially owned by any other person or entity.

         For purposes of determining the number of shares beneficially owned prior to the offering and shares offered pursuant to this prospectus, we have assumed the issuance of the 3,600,000 shares to the selling stockholders pursuant to the terms of the stock purchase agreements between Repligen and the selling stockholders.

         For purposes of calculating the percentage beneficially owned, the number of shares deemed outstanding after the offering includes:

         - 18,264,285 shares of common stock outstanding as of May 28, 1999 and assumes the issuance of the 3,600,000 shares to the selling stockholders pursuant to the stock purchase agreements; and
         - the number of presently exercisable options and presently exercisable warrants held by that person.

The table below lists the following:

         - the number of shares of common stock of Repligen beneficially owned by the selling stockholders as of May 28, 1999 and before this offering (and assuming the issuance of the 3,600,000 shares to the selling stockholders pursuant to the stock purchase agreements);
         - the maximum number of shares of common stock of Repligen that the selling stockholders may offer and sell pursuant to this prospectus (assuming the issuance of the 3,600,000 shares to the selling stockholders pursuant to the stock purchase agreements);
         - the number of shares owned by the selling stockholders after completion of the offering (assuming that the selling stockholders sell all of the shares offered pursuant to this prospectus); and
         - the percentage (if one percent or more) of the class owned by the selling stockholder after completion of the offering.



                                                                                       SHARES BENEFICIALLY OWNED
                                              SHARES                  SHARES                 AFTER OFFERING (1)
                                        BENEFICIALLY OWNED     OFFERED PURSUANT TO      -----------------------
SELLING STOCKHOLDER                     PRIOR TO OFFERING        THIS PROSPECTUS        NUMBER          PERCENT
-------------------                     -----------------        ---------------        ------          -------
North River Partners, L.P. (2)......            93,500                93,500                  0               *

North River Investors (Bermuda) L.P.
(2).................................            24,500                24,500                  0               *

Global Health Care Opportunity (2)..           791,500               791,500                  0               *

Saltonstall & Co. Health
Science Fund (2)....................            82,300                82,300                  0               *

Sonic Healthcare Offshore
Fund Ltd. (2).......................            88,700                88,700                  0               *

WTC-CIF Biotechnology
Portfolio (2).......................           347,500               347,500                  0               *

WTC-CTF Biotechnology
Portfolio (2).......................           191,100               191,100                  0               *




                                                                                       SHARES BENEFICIALLY OWNED
                                              SHARES                  SHARES                 AFTER OFFERING (1)
                                        BENEFICIALLY OWNED     OFFERED PURSUANT TO      -----------------------
SELLING STOCKHOLDER                     PRIOR TO OFFERING        THIS PROSPECTUS        NUMBER          PERCENT
-------------------                     -----------------        ---------------        ------          -------
The Church Pension Fund of the
Episcopal Church (2)..................          109,500               109,500                 0                *

Sonic Healthcare Offshore Fund
Ltd. (2)..............................           71,400                71,400                 0                *

Quisset Partners, L.P. (2)............          230,000               230,000                 0                *

Quisset Investors (Bermuda) L.P. (2)..          144,000               144,000                 0                *

Hartford Capital Appreciation
Fund (2)..............................          426,000               426,000                 0                *

J.F. Shea Co., Inc. as Nominee
1998-28................................         200,000               200,000                 0                *

The Keys Foundation,
Curacao................................         200,000               200,000                 0                *

Tis Prager, Zumikon (3)................          20,000                20,000                 0                *

Bruno Widmer...........................          10,000                10,000                 0                *

Elliott Broidy.........................          40,000                40,000                 0                *

Peter L. Jensen........................          10,000                10,000                 0                *

Scott A. Katzmann......................          20,000                20,000                 0                *

MSB Research, Inc......................         100,000               100,000                 0                *

Esther Berg............................         100,000               100,000                 0                *

Timothy McInerney......................          20,000                20,000                 0                *

Martin Sutter..........................          25,000                25,000                 0                *

E. Justin Kelly........................          10,000                10,000                 0                *

Joseph Edelman.........................          20,000                20,000                 0                *




                                                                                       SHARES BENEFICIALLY OWNED
                                              SHARES                  SHARES                 AFTER OFFERING (1)
                                        BENEFICIALLY OWNED     OFFERED PURSUANT TO      -----------------------
SELLING STOCKHOLDER                     PRIOR TO OFFERING        THIS PROSPECTUS        NUMBER          PERCENT
-------------------                     -----------------        ---------------        ------          -------
Joseph Natiello...................              20,000                20,000                     0               *

Ewa Lipton........................              20,000                20,000                     0               *

Joseph & Barbara Strassman TIC....              40,000                40,000                     0               *

Mark Mazzer.......................              10,000                10,000                     0               *

Fredrick Korniewicz...............              15,000                15,000                     0               *

Mark Walko........................              10,000                10,000                     0               *

Fredrick Korniewicz...............               4,000                 4,000                     0               *

Aries Domestic Fund, L.P.
(4)...............................             901,200                15,000               886,200           4.05%

Aries Master Fund, L.P. (5).......           1,165,000                35,000             1,130,000           5.17%

Domaco Venture Capital
Fund..............................              10,000                10,000                     0               *

Anthony G. Polak "S" .............              10,000                10,000                     0               *

Anthony G. Polak (6)..............              10,000                10,000                     0               *

Jonathan Rothschild (7)...........              10,000                10,000                     0               *

Arterio, Inc......................              10,000                10,000                     0               *

Ronald Lazar......................               0                     6,000                     0               *


*Represents less than 1% of the outstanding shares.

(1) Assumes that the selling stockholders will sell all of the shares registered hereunder. The stockholders may sell all or part of their shares pursuant to this prospectus.

(2) Wellington Management Company, LLP ("WMC"), is an investment adviser registered with the Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended. WMC, in its capacity as investment adviser, may be deemed to have beneficial ownership of shares of common stock of Repligen that are owned of record by investment advisory clients of WMC. The selling stockholder is an investment advisory client of WMC, and WMC has shared voting and investment power over all of the shares being offered pursuant to this prospectus by such selling stockholder. WMC disclaims beneficial ownership of all such shares of such selling stockholder.

(3) The share beneficially owned do not include shares offered pursuant to this prospectus by The Keys Foundation, Curacao of which Mr. Prager is chairman. Mr. Prager has sole voting and investment power over the shares beneficially owned by The Keys Foundation, Curacao. Mr. Prager may be deemed to beneficially own the shares of The Keys Foundation, Curacao, but Mr. Prager disclaims beneficial ownership except to the extent of his pecuniary interest therein, if any.

(4) Aries Domestic Fund, L.P. shares voting and investment power with Paramount Capital Asset Management, Inc. ("PCAM"), the general partner of Aries Domestic Fund, L.P. Dr Lindsey A. Rosenwald, M.D., is the chairman and sole shareholder of PCAM. As such, Dr. Rosenwald may be deemed to beneficially own interests in Aries Domestic Fund, L.P. and to have voting and investment power thereof and over the shares of common stock of Repligen held by Aries Domestic Fund, L.P. Dr. Rosenwald and PCAM disclaim beneficial ownership of the shares of common stock of Repligen held by Aries Domestic Fund, L.P., except to the extent of their pecuniary interest therein, if any.

(5) Aries Master Fund, L.P. shares voting and investment power with PCAM, the general partner of Aries Master Fund, L.P. Dr Lindsey A. Rosenwald, M.D., is the chairman and sole shareholder of PCAM. As such, Dr. Rosenwald may be deemed to beneficially own interests in Aries Master Fund, L.P. and to have voting and investment power thereof and over the shares of common stock of Repligen held by Aries Master Fund, L.P. Dr. Rosenwald and PCAM disclaim beneficial ownership of the shares of common stock of Repligen held by Aries Master Fund, L.P., except to the extent of their pecuniary interest therein, if any.

(6)  Does not include shares beneficially owned by Anthony G. Polak "S".

(7) Does not include shares beneficially owned by Arterio, Inc. of which Mr. Rothschild is President.

-----------------

         Except as otherwise indicated in this prospectus, none of the selling stockholders have any material relationship with Repligen.

         Each selling stockholder acquired its shares of common stock of Repligen in private placement transactions pursuant to stock purchase agreements entered into in April and May, 1999 at a purchase price per share of $2.50. In the stock purchase agreements between Repligen and the selling stockholders, the selling stockholders have represented to Repligen that they acquired the shares of common stock of Repligen as principal for their own accounts, for investment purposes only and not with a view to, or for sale in connection with, any sale, assignment, transfer or other distribution of the shares of common stock of Repligen which would violate the Securities Act of 1933 or any other federal or state securities laws. In recognition of the fact, however, that the selling stockholders may want to be able to sell the shares of common stock of Repligen when the selling stockholders considers it appropriate, we agreed, in the stock purchase agreements, to file this registration statement with the Securities and Exchange Commission to allow the selling stockholders to publicly sell the shares of Repligen common stock. In the stock purchase agreements, we also agreed to keep the registration statement effective until the earliest of (a) the second anniversary of the closing date, (b) the date on which the selling stockholders may sell all of the shares offered pursuant to this prospectus without restriction under Rule 144(k) of the Securities Act, or (c) the time that the selling stockholders have sold all of the shares of common stock of Repligen offered pursuant to this prospectus; provided that in the event that, prior to such time, Repligen fails to remain current or comply with its filing obligations with the SEC under the Securities Exchange Act of 1934 or Rule 144 of the Securities Act, we have agreed to maintain the effectiveness of this Registration Statement until the second anniversary of the closing date.

                              PLAN OF DISTRIBUTION

         The selling stockholders are offering shares of common stock of Repligen which were acquired by them from Repligen in private placement transactions, pursuant to those certain stock purchase agreements between Repligen and the selling stockholders. This prospectus covers the resale by the selling stockholders of 3,600,000 shares of common stock of Repligen.

         In accordance with registration rights granted to the selling stockholders in connection with the stock purchase agreements, Repligen has filed with the Securities and Exchange Commission, under the Securities Act, a registration statement on Form S-3, with respect to the resale of the shares of common stock of Repligen from time to time on the Nasdaq National Market or in privately-negotiated transactions and has agreed to prepare and file such amendments and supplements to the registration statement as may be necessary to keep such registration statement effective until the Shares are no longer required to be registered for the sale thereof by the selling stockholders.

         In the stock purchase agreements, Repligen is responsible for the expenses incurred in connection with the registration of the shares of common stock of Repligen, except that the selling stockholders will pay or assume brokerage commissions and similar charges, the legal fees and expenses of counsel for the selling stockholders and any stock transfer taxes or other expenses incurred in connection with the sale of the shares of common stock of Repligen. Repligen will not receive any of the proceeds from this offering.

         The shares of common stock of Repligen offered by the selling stockholders may be sold from time to time in transactions on the Nasdaq National Market, in negotiated transactions, through the writing of options on the shares of common stock of Repligen, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. In addition, the selling stockholders may sell the shares of common stock of Repligen covered by this prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the shares of common stock of Repligen, or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling shares of common stock of Repligen to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions, commissions, or fees from the selling stockholders and/or purchasers of the shares of common stock of Repligen for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Any broker-dealers that participate with the selling stockholders in the distribution of shares of common stock of Repligen may be deemed to be underwriters and any commissions received by them and any profit on the resale of shares of common stock of Repligen placed by them might be deemed to be underwriting discounts and commissions within the meaning of the Securities Act, in connection with such sales.

         Any shares covered by the prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

         Since the selling stockholders are not restricted as to the price or prices at which they may sell the shares of common stock of Repligen, sales of such shares of common stock of Repligen at less than the market prices may depress the market price of the common stock of Repligen.

         EquiServe, 150 Royall Street, Canton, MA 02021, is the transfer agent for the shares of common stock of Repligen.


                                  LEGAL MATTERS

         The validity of the shares of common stock of Repligen offered hereby will be passed upon by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                     EXPERTS

         The financial statements included in and incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         Repligen files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on operation of the public reference room. Our SEC filings are also available to the public from the SEC's website at "http://www.sec.gov." Our website is located at "http://www.repligen.com." Information contained on our website is not part of this prospectus.

         The SEC allows Repligen to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Repligen incorporates by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 000-14656):

         1.   Annual report on Form 10-K for the year ended March 31, 1998;

         2. Repligen's proxy statement, filed on July 20, 1998, for the 1998 annual meeting of shareholders;

         3. Quarterly reports on Form 10-Q for the quarters ended June 30, 1998, September 30, 1998 and December 31, 1998;

         4. Repligen's current reports on Form 8-K filed March 24, 1999 and May 17, 1999; and

         5. The "Description of Registrant's Securities to be Registered" contained in Repligen's registration statement filed on Form 8-A, dated May 28, 1986.

         You may request a copy of these filings, at no cost, by writing or telephoning our Chief Financial Officer at the following address:

              Repligen Corporation
              117 Fourth Avenue
              Needham, MA 02494
              (781) 449-9560


         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth an estimate (other than with respect to the Registration Fee and the Nasdaq National Market additional listing fee expense) of the expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions:



Registration Fee -- Securities and Exchange Commission .....    $ 2,783
Nasdaq National Market additional listing fee ..............    $17,500
Blue Sky Fees and Expenses .................................    $ 1,000
Accounting Fees and Expenses ...............................    $ 3,000
Legal Fees and Expenses ....................................    $10,000
Miscellaneous ..............................................    $ 5,000
                                                                -------
         TOTAL .............................................    $39,283
                                                                =======


         Repligen will bear all expenses shown above.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Delaware General Corporation Law, Article Seventh of Repligen's Restated Certificate of Incorporation, as amended, and Article V of Repligen's By-laws provide for indemnification of Repligen's directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of Repligen, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful.

         Repligen maintains directors and officers liability insurance for the benefit of its directors and certain of its officers.

ITEM 16. EXHIBITS.

         The following exhibits, required by Item 601 of Regulation S-K, are filed as a part of this Registration Statement. Exhibit numbers, where applicable, in the left column correspond to those of Item 601 of Regulation S-K.


EXHIBIT NO.              ITEM AND REFERENCE
4.1                --    Stock Purchase Agreement dated as of April 30, 1999, by and among Repligen Corporation and Wellington Management Company, LLP, as Investment Advisor to the investors listed on Schedule I thereto.  (Incorporated by reference to Exhibit 4.1 of the Company's
                         Current Report on Form 8-K filed May 17, 1999)
4.2                --    Stock Purchase Agreement dated as of May 14, 1999, by and among Repligen Corporation and the investors listed on the Schedule I thereto.  (Incorporated by reference to
                         Exhibit 4.2 of the Company's Current Report on Form 8-K filed May 17, 1999)
5                  --    Legal Opinion of Testa, Hurwitz & Thibeault, LLP (filed herewith)
23.1               --    Consent of Arthur Andersen LLP (filed herewith)
23.2               --    Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5)
24                 --    Power of Attorney (contained on Signature Pages)


ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered ) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in the Town of Needham, Commonwealth of Massachusetts on May 28, 1999.

                                              Repligen Corporation

                                              By: /S/ WALTER C. HERLIHY
                                                  ------------------------------
                                                  Walter C. Herlihy
                                                  President and Chief Executive
                                                     Officer


                                POWER OF ATTORNEY

         Each person whose signature appears below on this Registration Statement hereby constitutes and appoints Walter C. Herlihy with full power to act as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement on Form S-3 of Repligen Corporation, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


NAME                                            CAPACITY                                         DATE
----                                            --------                                         ----

/S/ WALTER C. HERLIHY                           President and Chief Executive Officer, Chief     May 28, 1999
-------------------------------------
Walter C. Herlihy                               Financial Officer and Director (principal
                                                executive, financial and accounting officer)

/S/ ALEXANDER RICH, M.D.                        Co-Chairman of the Board of Directors            May 28, 1999
-------------------------------------
Alexander Rich, M.D.

/S/ PAUL SCHIMMEL, PH.D.                        Co-Chairman of the Board of Directors            May 28, 1999
-------------------------------------
Paul Schimmel, Ph.D.




/S/ ROBERT J. HENNESSEY                         Director                                         May 28, 1999
-------------------------------------
Robert J. Hennessey

/S/ G. WILLIAM MILLER                           Director                                         May 28, 1999
-------------------------------------
G. William Miller


                                INDEX TO EXHIBITS


EXHIBIT NO.              ITEM AND REFERENCE
-----------              ------------------

4.1                --    Stock Purchase Agreement dated as of April 30, 1999, by and among Repligen Corporation and Wellington Management Company, LLP, as Investment Advisor to the investors listed on Schedule I thereto.  (Incorporated by reference to Exhibit 4.1 of the Company's
                         Current Report on Form 8-K filed May 17, 1999)

4.2                --    Stock Purchase Agreement dated as of May 14, 1999, by and among Repligen Corporation and the investors listed on the Schedule I thereto.  (Incorporated by reference to
                         Exhibit 4.2 of the Company's Current Report on Form 8-K filed May 17, 1999)

5                  --    Legal Opinion of Testa, Hurwitz & Thibeault, LLP (filed herewith)

23.1               --    Consent of Arthur Andersen LLP (filed herewith)

23.2               --    Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5)

24                 --    Power of Attorney (contained on Signature Pages)


                          INDEX TO FINANCIAL STATEMENTS



                                                                                                   Page
                                                                                                   ----
 Report of Independent Public Accountants                                                          F-2

 Balance Sheets as of March 31, 1999 and 1998                                                      F-3

 Statements of Operations for the Years
  Ended March 31, 1999, 1998 and 1997                                                              F-4

 Statements of Stockholders' Equity for the Years Ended March 31, 1999, 1998 and 1997
                                                                                                   F-5

 Statements of Cash Flows for the Years
  Ended March 31, 1999, 1998 and 1997                                                              F-6

 Notes to Financial Statements                                                                     F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Repligen Corporation:

         We have audited the accompanying balance sheets of Repligen Corporation (a Delaware corporation) as of March 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Repligen Corporation as of March 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.

                                             ARTHUR ANDERSEN LLP

Boston, Massachusetts
May 14, 1999

                              REPLIGEN CORPORATION
                                 BALANCE SHEETS


                                                                                           AS OF MARCH 31,
                                                                                  -------------------------------------
                                    ASSETS
                                                                                      1999                   1998
                                                                                  -----------           ------------
Current assets:
  Cash and cash equivalents                                                       $ 3,250,751            $ 4,725,544
  Accounts receivable, less reserves of $25,000                                       429,720                212,857
  Inventories                                                                         630,329                670,818
  Prepaid expenses and other current assets                                           181,617                156,228
                                                                                 ------------           ------------
    Total current assets                                                            4,492,417              5,765,447

Property, plant and equipment, at cost:
  Equipment                                                                           944,644                770,512
  Leasehold improvements                                                              460,319                442,528
  Furniture and fixtures                                                              101,376                 40,563
                                                                                 ------------           ------------
                                                                                    1,506,339              1,253,603

    Less -- accumulated depreciation and amortization                                 862,934                594,719
                                                                                 ------------           ------------
                                                                                      643,405                658,884

Other assets, net                                                                      88,472                 88,472
                                                                                 ------------           ------------

                                                                                   $5,224,294            $ 6,512,803
                                                                                 ------------           ------------
                                                                                 ------------           ------------
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                                   $ 268,708           $   100,719
  Accrued expenses and other                                                           313,926               254,312
  Unearned income                                                                       49,969                33,332
                                                                                  ------------          ------------
    Total current liabilities                                                          632,603               388,363

Commitments and contingencies (Note 6)

Stockholders' equity:
Preferred stock, $.01 par value -- authorized --
  5,000,000 shares -- issued and outstanding -- none                                        --                   --
Common stock, $.01 par value -- authorized --
    30,000,000 shares --issued and outstanding --
   18,264,285  shares and 18,001,785 shares
    at March 31, 1999 and 1998, respectively                                           182,642              180,017
Additional paid-in capital                                                         131,272,607          130,264,048
Accumulated deficit                                                               (126,863,558)        (124,319,625)
                                                                                   ------------        ------------

  Total stockholders' equity                                                         4,591,691            6,124,440
                                                                                  ------------         ------------

                                                                                  $  5,224,294        $  6,512,803
                                                                                  ------------         ------------
                                                                                  ------------         ------------


   The accompanying notes are an integral part of these financial statements.

                              REPLIGEN CORPORATION
                            STATEMENTS OF OPERATIONS



                                                                          YEARS ENDED MARCH 31,
                                                        -----------------------------------------------------
                                                                1999              1998            1997
                                                             ---------        ----------      ----------
Revenues:
          Research and development                          $ 1,268,036       $  916,726      $1,179,980
          Product                                             1,009,655        1,114,452       1,553,598
          Investment income                                     212,157          224,913         268,645
          Other                                                  99,711          128,885         799,319
                                                              ---------        ---------       ---------
                                                              2,589,559        2,384,976       3,801,542
                                                              ---------        ---------       ---------

Costs and expenses:
          Research and development                            1,847,210        1,419,825       1,378,391
          Charge for purchased patent rights (Note 7)         1,034,914               --              --
          Selling, general and administrative                 1,562,750        1,281,090       1,939,881
          Cost of product sales                                 688,618          480,089         536,685
          Charge for purchased research & development                --               --         548,978
          Restructuring credit                                       --               --        (111,000)
                                                              ---------        ---------       ---------
                                                              5,133,492        3,181,004       4,292,935
                                                              ---------        ---------       ---------
Net loss                                                    $(2,543,933)      $ (796,028)     $ (491,393)
                                                              ---------        ---------       ---------
                                                              ---------        ---------       ---------
Basic and diluted net loss per share                        $     (0.14)      $    (0.05)     $    (0.03)
                                                              ---------        ---------       ---------
                                                              ---------        ---------       ---------
Basic and diluted weighted average
  shares outstanding                                         18,017,650       16,501,785      15,677,998
                                                              ---------        ---------       ---------
                                                              ---------        ---------       ---------



   The accompanying notes are an integral part of these financial statements.

                              REPLIGEN CORPORATION
                        STATEMENT OF STOCKHOLDERS' EQUITY

                                                           Common Stock                                                      Total
                                             Number of        $.01      Additional         Deferred      Accumulated   Stockholders'
                                           Common Shares    Par Value  Paid-in Capital    Compensation      Deficit         Equity

Balance, March 31, 1996                       15,602,542     $156,025  $127,694,145       $       --   $(123,041,651)  $  4,808,519
Net loss                                              --           --            --               --        (491,393)      (491,393)
Issuance of common stock in connection
    with the acquisition of ProsCure, Inc.       405,669        4,057       544,921               --              --        548,978
Compensation relating to issuance of
    stock options                                     --           --        79,364          (26,447)             --         52,917
                                              ----------      -------   -----------        ---------     -----------      ---------
Balance, March 31, 1997                       16,008,211      160,082   128,318,430          (26,447)   (123,533,044)     4,919,021

Net loss                                              --           --            --               --        (796,028)      (796,028)

Retirement of common stock issued
    in connection with the acquisition of         (6,426)        (65)        (9,382)              --            9,447            --
    ProsCure, Inc.

Issuance of common stock and
    warrants, net of
    issusance costs                            2,000,000       20,000     1,955,000               --              --      1,975,000

Compensation relating to issuance of
    stock options
                                                      --           --            --           26,447              --        26,447
                                              ----------      -------   -----------        ---------     -----------      ---------

Balance, March 31, 1998                       18,001,785      180,017   130,264,048               --    (124,319,625)     6,124,440

Issuance of common stock and warrants            262,500        2,625     1,008,559               --              --      1,011,184

Net loss                                              --           --            --               --      (2,543,933)    (2,543,933)
                                              ----------      -------   -----------        ---------     -----------      ---------
Balance, March 31, 1999                       18,264,285     $182,642   131,272,607       $       --   $(126,863,558)  $  4,591,691
                                              ----------      -------   -----------        ---------     -----------      ---------
                                              ----------      -------   -----------        ---------     -----------      ---------


   The accompanying notes are an integral part of these financial statements.

                              REPLIGEN CORPORATION
                            STATEMENTS OF CASH FLOWS

                                                                                          YEARS ENDED MARCH 31,
                                                                               ---------------------------------------
                                                                               1999             1998              1997
                                                                               ----             ----              ----
Cash flows from operating activities:
      Net loss                                                          $(2,543,933)     $(  796,028)     $ (  491,393)
      Adjustments to reconcile net loss to net cash
      used in operating activities --
            Depreciation and amortization                                   268,217          245,607           172,167
            Issuance of stock options and warrants for services             126,270           26,447            52,917
            Non cash portion of purchased patent rights charge              884,914               --                --
            Non cash in-process research and development charge                  --               --           548,978
            Restructuring credit, noncash portion                                --               --          (111,000)
      Changes in assets and liabilities
            Accounts receivable                                            (216,863)         322,072          (113,675)
            Amounts due from affiliates                                          --               --            42,284
            Inventories                                                      40,488         (218,577)          248,983
            Prepaid expenses and other current assets                       (25,389)           9,493            22,834
            Accounts payable                                                167,989          (67,550)         (377,860)
            Accrued expenses and other                                       59,614         (145,676)       (3,209,893)
            Unearned income                                                  16,637          (99,981)          (21,685)
                                                                         -----------      ----------          ---------
               Net cash used in operating activities                     (1,222,056)        (724,193)       (3,237,344)
                                                                         -----------      ----------          ---------
      Cash flows from investing activities:
           Sales of marketable securities                                        --           72,353           205,762
           Purchases of property, plant and equipment, net                 (252,737)        (114,021)         (429,070)
           Decrease (increase) in restricted cash                                --           50,087           (50,087)
           Decrease in other assets                                              --              437            32,480
                                                                         -----------      ----------          ---------
               Net cash (used in) provided by investing activities         (252,737)           8,856          (240,915)
                                                                         -----------      ----------          ---------
      Cash flows from financing activities:
           Proceeds from issuance of common stock and
           warrants, net of issuance costs                                       --        1,975,000                --
                                                                         -----------      ----------          ---------
             Net cash provided by financing activities                           --        1,975,000                --
                                                                         -----------      ----------          ---------
      Net (decrease) increase in cash and cash equivalents               (1,474,793)       1,259,663        (3,478,259)
      Cash and cash equivalents, beginning of year                        4,725,544        3,465,881         6,944,140
                                                                         -----------      ----------          ---------
      Cash and cash equivalents, end of year                           $  3,250,751      $ 4,725,544        $3,465,881
                                                                         -----------      ----------          ---------
                                                                         -----------      ----------          ---------

   The accompanying notes are an integral part of these financial statements.

                              REPLIGEN CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Repligen Corporation ("Repligen" or the "Company") is engaged in the development of new drugs for the treatment of cancer, organ transplant and neurological diseases. The Company's products are designed to offer patients improved treatment options based on the modulation of newly discovered disease mechanisms. The Company also manufactures a set of patented products based on Protein A, which are used by the pharmaceutical industry to produce antibodies for therapeutic use. In addition, the Company has licensed certain intellectual property pertaining to its former programs on biological products.

         The accompanying financial statements reflect the application of certain accounting policies described in this note and elsewhere in the accompanying notes to the financial statements.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

         The financial statements for the years ended March 31, 1998 and 1997 include the accounts of the Company and its wholly owned subsidiaries, ProsCure, Inc. and Glycan Pharmaceuticals, Inc . All material intercompany accounts and transactions were eliminated in consolidation. These subsidiaries were dissolved during the year ended March 31, 1999.

REVENUE RECOGNITION

         Research and development revenue derived from collaborative arrangements is recognized as earned under cost plus fixed-fee contracts, or on a straight-line basis over the development contract, which approximates when work is performed and costs are incurred. In addition, under certain contracts, the Company recognizes research and development revenues as milestones are achieved. Unearned income represents amounts received prior to recognition of revenue. Research and development expenses in the accompanying statements of operations include funded and unfunded expenses.

         The Company recognizes revenue related to product sales upon shipment of the product.

         Revenues recognized from the one-time sale of equipment and non investment securities are also included as other revenue during the years ended March 31, 1998 and 1997.

CASH AND CASH EQUIVALENTS

          The Company considers highly liquid investments purchased with original maturities at the date of acquisition of three months or less to be cash equivalents. Cash equivalents consist of the following at March 31, 1999 and 1998.

                                                                        Year Ended March 31,
                                                               ------------------------------------
                                                                        1999                   1998
                                                                        ----                   ----
     U.S. Government and Agency securities.........              $ 1,197,624             $  498,200
     Commercial paper..............................                1,136,119              3,708,580
     Money markets.................................                  802,755                292,624
     Cash..........................................                  114,253                226,140
                                                                 -----------             ----------
        Total cash and cash equivalents............              $ 3,250,751            $ 4,725,544
                                                                 -----------             ----------
                                                                 -----------             ----------

INVENTORIES

         Inventories are stated at the lower of cost (first-in, first-out) or market. Work-in-process and finished goods inventories consist of material, labor, outside processing costs and manufacturing overhead.
Inventories at March 31, 1999 and 1998 consist of the following:


                                                                                      Year Ended March 31,
                                                                              ------------------------------------
                                                                                       1999            1998
                                                                                       ----            ----
         Raw materials and work-in-process............................              $412,480         $388,727
         Finished goods...............................................               217,849          282,091
                                                                                     -------          -------
            Total.....................................................              $630,329         $670,818
                                                                                     -------          -------
                                                                                     -------          -------


DEPRECIATION AND AMORTIZATION

         The Company provides for depreciation and amortization by charges to operations in amounts estimated to allocate the cost of fixed assets over their estimated useful lives, on a straight-line basis, as follows:

         DESCRIPTION                                USEFUL LIFE
         -----------                                -----------
         Equipment                          5 years
         Leasehold improvements             Shorter of term of the lease or estimated useful life
         Furniture and fixtures             5-7 years


EARNINGS PER SHARE

         The Company has adopted Statement of Financial Accounting Standards
(SFAS) No.128, EARNINGS PER SHARE. SFAS No. 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. Basic net loss per share represents net loss divided by the weighted average number of common shares outstanding during the period. The dilutive effect of potential common shares, consisting of outstanding stock options and warrants, is determined using the treasury stock method in accordance with SFAS No. 128. Diluted weighted average shares outstanding for 1999, 1998 and 1997 exclude the potential common shares from warrants and stock options because to do so would have been antidilutive for the years presented. The potential common shares prior to application of the treasury stock method at March 31, 1999, 1998 and 1997 were 4,496,341, 3,572,741 and 2,787,089 shares, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

         In accordance with SFAS No. 107, DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, the carrying amounts of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments.

CONCENTRATIONS OF CREDIT RISK

         Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company's cash equivalents are invested in financial instruments with high credit ratings. Concentration of credit risk with respect to accounts receivable is limited to customers to whom the Company makes significant sales. The Company does not believe significant risk exists at March 31, 1999. To control credit risk, the Company performs regular credit evaluations of its customers' financial condition and maintains allowances for potential credit losses.

         Revenues from significant customers as a percentage of the Company's total revenues were as follows:

                                                     Year Ended March 31,
                                               1999          1998          1997
                                               ----          ----          ----
          Customer A                           15%            --             --
          Customer B                           12%            --             1%
          Customer C                           11%            1%             --
          Customer D                            3%           23%             6%


SEGMENT REPORTING

         The Company has adopted SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED Information, in the fiscal year ended March 31, 1999. SFAS No. 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions now to allocate resources and assess performance. To date, the Company has viewed its operations and manages its business as principally one operating segment. As a result, the financial information disclosed herein, represents all of the material financial information related to the Company's principal operating segment.

The following table represents the Company's revenue by country:

                                              Year Ended March 31,
                              ------------------------------------------------------
                                      1999              1998             1997
                                      ----              ----             ----
US                                     70%               76%              77%
Germany                                11%                 7%               1%
United Kingdom                          8%               10%              11%
Other                                  11%                 7%             11%


NEW ACCOUNTING STANDARDS

         In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME. SFAS No. 130 requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company adopted SFAS No. 130 effective April 1, 1998. The Company's comprehensive loss for the years ended March 31, 1999, 1998 and 1997 was equal to its net loss for the same periods.

         American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 98-05, REPORTING ON THE COSTS OF START-UP ACTIVITIES, was issued in April 1998. SOP 98-05 requires that all nongovernmental entities expense the costs of start-up activities, including organizational costs, as those costs are incurred. The Company has recorded and will continue to record start-up costs as expense when incurred.

         In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This new standard is not anticipated to have a significant impact on the Company's financial statements based on its current structure and operations.


2.       ACCRUED EXPENSES

         Accrued expenses consisted of the following:

                                                                                    Year Ended March 31,
                                                                            ------------------------------------
                                                                                        1999             1998
                                                                                        ----             ----
         Payroll and payroll-related costs............................             $ 112,758         $ 60,371
         Professional and consulting fees.............................                65,050          113,000
         Other accrued expenses.......................................               136,118           80,941
                                                                                   ---------        ---------
            Total.....................................................             $ 313,926        $ 254,312
                                                                                   ---------        ---------
                                                                                   ---------        ---------


3.       INCOME TAXES

         The Company accounts for income taxes under SFAS No. 109, ACCOUNTING FOR INCOME TAXES. At March 31, 1999, the Company had net operating loss carryforwards for income tax purposes of approximately $98,600,000. The Company also had available tax credit carryforwards of approximately $4,690,000 at March 31, 1999 to reduce future federal income taxes, if any. Net operating loss carryforwards and available tax credits are subject to review and possible adjustment by the Internal Revenue Service and may be limited in the event of certain changes in the ownership interest of significant stockholders.

         The net operating loss carryforwards and tax credit carryforwards are approximately as follows:

                                                       Net Operating
          Expiration Date                                  Loss                 Tax Credit
                                                       Carryforwards          Carryforwards
                                                   ----------------------------------------------
          2000                                       $  1,001,000             $  104,000
          2001                                          1,334,000                109,000
          2002                                          2,500,000                 73,000
          2003                                          4,807,000                346,000
          2004                                          6,642,000                408,000
          2005-2013                                    82,316,000              3,650,000
                                                       ----------             ----------
          Total                                      $ 98,600,000            $ 4,690,000
                                                       ----------             ----------
                                                       ----------             ----------


The deferred tax asset consists of the following:

                                                                   Year Ended March 31,
                                                           -----------------------------------
                                                                 1999                 1998
                                                                 -----                ----
Temporary differences.........................               $ 3,800,000          $ 3,900,000
Operating loss carryforwards.................                 39,400,000           36,500,000
Tax credit carryforwards......................                 4,690,000            4,840,000
                                                             ------------         ------------
                                                              47,890,000           45,240,000
Valuation allowance............................              (47,890,000)         (45,240,000)
                                                             ------------         ------------
                                                             $        --          $        --
                                                             ------------         ------------
                                                             ------------         ------------

         A full valuation allowance has been provided, as it is uncertain if the Company will realize the deferred tax asset.

4.       COMMON STOCK

         In March 1999, the Company entered into an agreement for legal services relating to a complaint filed against Bristol-Myers Squibb. Under the terms of the agreement, the Company is required to pay $50,000 in annual fees and if successful in the litigation, a portion of any financial recovery will be paid and warrants to purchase 100,000 shares of common stock will be issued. In addition, the Company issued a fully vested warrant to purchase 100,000 shares of common stock at an exercise price of $1.63 per share. The Company valued these warrants at fair value and recorded legal expense of $126,270 relating to this issuance.

         In March 1999, the Company acquired all rights to certain patent applications relating to the use of secretin in the treatment of autism. The rights were acquired pursuant to a Patent Purchase Agreement (the "Purchase Agreement") whereby, the Company paid $150,000 in cash, issued a warrant to purchase 350,000 shares of common stock of the Company with an exercise price of $1.59 per share, and issued 262,500 shares of common stock of the Company (See
Note 7). The Company valued the shares and warrants issued at fair market value.

         In December 1997, the Company completed a $2.0 million private placement of its securities. The Company received net proceeds of $1.975 million for the issuance of 2,000,000 shares of common stock and warrants to purchase an aggregate of 750,000 shares of common stock at a price of $1.50 per share.

         In connection with the initial capitalization of the Repligen Clinical Partners, L.P. (the Partnership), the Company issued warrants to purchase common stock of Repligen to the limited partners of the Partnership (the Original Warrants). In June 1994, Repligen completed an exchange pursuant to which a majority of the holders of Original Warrants exchanged their Original Warrants for new warrants (the Exchange Warrants). Subsequently, in March 1995, Repligen offered to modify the majority of the remaining Original Warrants and the Exchange Warrants. Each holder of an outstanding warrant who was not in default under its obligations to the Partnership was free to accept or reject such modifications.

         As of March 31, 1999, 620 of the 711.5 nondefaulted limited partnership units had accepted the modifications. Accordingly, as of that date, there were issued and outstanding modified Original Warrants to purchase 163,850 shares of the Company's common stock at $9.00 per share, Exchange Warrants to purchase 189,950 shares of the Company's common stock at $9.00 per share and modified Exchange Warrants to purchase 1,653,250 shares of the Company's common stock at $2.50 and $3.50 per share. These warrants expire between 2000 and 2001.

         At March 31, 1999, common stock reserved for issuance was as follows:

         Reserved for                                                                     Shares
-------------------------------------------------------------------------------------------------------------------
Incentive and nonqualified stock option plans                                       3,353,277

Warrants granted in connection with the Repligen
Clinical Partners, L.P. offering                                                    2,007,050

Warrants granted in connection with the private placement
with BVF and affiliates                                                               750,000

Warrants granted in connection with the Patent
Purchase Agreement                                                                    350,000

Warrants granted for payment of services                                              100,000
                                                                                  -----------
                                                                                    6,560,327
                                                                                  -----------
                                                                                  -----------

5.       STOCK OPTION PLANS

         The Company has three stock option plans. The plans authorize the grant of either incentive stock options or nonqualified stock options. Incentive stock options are granted to employees at the fair market value at the date of grant. Nonqualified stock options are granted to employees or nonemployees. The options generally vest over four or five years and expire no more than 10 years from the date of grant. As of March 31, 1999, the Company had 2,063,986 shares of common stock available for grant.

         A summary of stock option activity under all plans is as follows:

                                                           Years Ended March 31,
                        ---------------------------------------------------------------------------------------------
                                    1999                            1998                            1997
                        ------------------------------- -------------------------------- ------------------------------
                                           Weighted                         Weighted                       Weighted
                                           Average                          Average                        Average
                            No. of          Price           No. of           Price          No. of          Price
                            Shares        Per Share         Shares         Per Share        Shares        Per Share
                            ------        ---------         ------         ---------        ------        ---------
Outstanding at
   beginning of
   period                      740,291      $2.05               704,639      $ 2.20            953,046      $ 3.16
     Granted                   568,500       1.38               117,500        1.41            180,500         .93
     Exercised                      --         --                    --          --                 --          --
     Forfeited                 (19,500)      1.18               (81,848)        2.45          (428,907)       3.66
                             ---------      -----               -------      ------            -------      ------
Outstanding at
   end of period             1,289,291      $ 1.78              740,291      $ 2.05            704,639      $ 2.20
                             ---------      -----               -------      ------            -------      ------
Exercisable at
   end of period               529,691      $ 2.33              461,713      $ 2.43            367,236      $ 5.33
                             ---------      -----               -------      ------            -------      ------
                             ---------      -----               -------      ------            -------      ------



                                       Options Outstanding                             Options Exercisable
                               -----------------------------------------------    --------------------------------
                                                  Weighted        Weighted                           Weighted
                                                  Average          Average                            Average
                                                 Remaining         Exercse                            Exercise
      Range of                   Number         Contractual         Price             Number         Price Per
   Exercise Price              Outstanding          Life          Per Share        Outstanding         Share
   --------------              -----------          ----          ---------        -----------         -----
 $  .05-$  .50     .....          89,541            7.05           $   .45            89,541            $ .45
 $  .88-$ 1.00     .....          30,000            7.88               .94            30,000              .94
 $ 1.03-$ 1.50     .....         919,000            8.41              1.36           193,400             1.30
 $ 1.53-$ 1.63     .....          47,000            8.42              1.59            13,000             1.63
 $ 2.75-$ 2.75     .....         158,750            5.36              2.77           158,750             2.77
 $ 3.13-$ 3.13     .....          10,000            5.55              3.13            10,000             3.13
 $ 6.56-$12.45     .....          45,000            3.26             10.10            45,000            10.10
                                ---------           ----            ------           -------            -----
                                1,289,291           7.74           $  1.78           529,691           $ 2.33
                                ---------           ----            ------           -------            -----


         The Company accounts for its stock-based compensation under SFAS No. 123 ACCOUNTING FOR STOCK BASED COMPENSATION. The Company has adopted the disclosure-only alternative for employee grants and, accordingly, will continue to account for stock based compensation for employees under APB Opinion No. 25.

         The Company has computed the pro forma disclosures required under SFAS No. 123 for all stock options granted to employees in 1999, 1998 and 1997 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The assumptions used and the weighted average information for the years ended March 31, 1999, 1998 and 1997 are as follows:

                                                                                          Year ended March 31,
                                                                                    1999         1998          1997
                                                                                    ----         ----          ----
Risk-free interest rates                                                           5.12%        6.76%         6.44%
Expected dividend yield                                                               --           --            --
Expected lives                                                                  10 years     10 years      10 years
Expected volatility                                                                  93%          56%          106%
Weighted-average grant date fair value of options
          granted during the period                                                $1.12        $1.41          $.87
Weighted-average remaining contractual life of
          options outstanding                                                  7.7 years    8.4 years     8.9 years

If compensation expense for the Company's stock option plan had been determined consistent with SFAS No. 123 pro forma net loss and net loss per share would have been as follows:


                                                                             Year Ended March 31,
                                                              1999                 1998                 1997
                                                              ----                 ----                 ----
Net loss-
As reported......................................             ($2,543,933)           ($796,028)           ($491,393)
Pro forma........................................             ($2,768,827)           ($908,353)           ($573,077)
Basic and diluted net loss per share-
As reported......................................                  $ (.14)              $ (.05)               ($.03)
Pro forma........................................                  $ (.15)              $ (.06)               ($.04)

6.       COMMITMENTS

         The Company leases their facilities. Obligations under noncancellable operating leases as of March 31, 1999 are approximately as follows:

                                          Year Ending March 31,
                                  2000..............................             281,000
                                  2001..............................             158,000
                                  2002..............................              74,000
                                                                                --------
                                  Total minimum lease payments                  $513,000
                                                                                --------
                                                                                --------


         Rent expense charged to operations under operating leases was approximately $281,000, $281,000, and $717,000 for the years ended March 31, 1999, 1998 and 1997, respectively.

7.       PURCHASED PATENT RIGHTS

         In March 1999, the Company acquired all rights to certain patent applications relating to the use of secretin in the treatment of autism. The rights were acquired pursuant to a Patent Purchase Agreement. In addition, the Company has agreed to make certain milestone payments upon (a) the Company's filing of a new drug application with the United States Food and Drug Administration ("FDA") for a clinical indication covered by the intellectual property rights transferred by the Purchase Agreement and (b) upon the approval by the FDA of a product covered by the intellectual property rights transferred to the Company pursuant to the Purchase Agreement. These milestone payments, in the aggregate sum of $700,000, will be largely credited against certain royalty payments in the event the Company is able to derive sales and/or license revenues from the intellectual property rights acquired pursuant to the Purchase Agreement. Under terms of this agreement, the Company may be required to repurchase up to a maximum of 100,000 shares of common stock issued in connection with the Purchase Agreement at a price of $1.59 per share. This obligation to repurchase the common stock expires in June 1999.

         In order for the Company to commercialize secretin as a treatment for autism, the Company will need to expend a substantial amount in research and development, preclinical testing and clinical trials, regulatory clearances and manufacturing, distribution and marketing arrangements. The outcome of which is uncertain. The cost and time to complete the development of the technology is significant and difficult to estimate given the uncertainties of research and development and regulatory process. Accordingly, the net realizable value of the patent rights acquired is uncertain. Approximately $1,035,000 was charged to the accompanying 1999 statement of operations as the cost of the purchased patent rights.

8.   PURCHASED RESEARCH & DEVELOPMENT

         During fiscal 1997, the Company issued 405,669 shares of its common stock for all of the outstanding stock of ProsCure, Inc. ("ProsCure"). The acquisition was accounted for as a purchase, with the excess of the purchase price and acquisition costs over the fair value of the assets acquired of approximately $549,000 charged to operations as the cost of acquired research and development in process. The Company acquired assets having a fair value of approximately $170,000, consisting primarily of cash and receivables. Results of operations for ProsCure are included in the financial statements of the Company, since March 14, 1996, as ProsCure is a subsidiary of Glycan Pharmaceuticals, Inc. Unaudited pro forma information with respect to ProsCure's pre-acquisition operating results has not been presented as it is not material to the fiscal 1997 operating results.

9.       RELATED PARTIES

         In February 1992, Repligen Clinical Partners, L.P. (the "Partnership") completed a private placement of 900 limited partnership units, with net proceeds of approximately $40,300,000 in cash and notes receivable, to be received by the Partnership over a three-year period. In connection with the formation of the Partnership, the Company granted to the Partnership an exclusive license to all technology and know-how related to the manufacture, use and sale of recombinant platelet factor-4 ("rPF4") in the United States, Canada and Europe. A wholly owned subsidiary of the Company is the General Partner of the Partnership.

         The Company has received research and development funding from the Partnership pursuant to a Product Development Agreement, whereby the Company performed research and development work and charged the Partnership for actual costs incurred plus a 10% management fee. The Company recognized $12,000 and $190,000 of such funding as revenue in fiscal 1998 and 1997, respectively. Other revenues for the years ended March 31, 1997 included $25,000 representing the 10% management fee under the Product Development Agreement. Profits and losses are allocated 1% to the General Partner and 99% to the Limited Partners. Although the Company was allocated a loss of approximately $1,000 and $2,400 for the year ended March 31, 1998 and 1997, respectively, the Company had previously written down all of its original investment.

         In April 1996, the Company terminated its arrangements with the Partnership regarding the development and marketing of the rPF4 program. Under the terms of the various agreements between the parties, the rights to the rPF4 technologies remain with the Partnership.

10. SUBSEQUENT EVENTS (UNAUDITED)

         In April and May 1999, certain private investors agreed to invest approximately $9.0 million in the Company through a private placement of 3,600,000 shares of its common stock. As a condition of closing, the Company agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the shares issued in connection with this private placement. The financing is expected to close by June 30, 1999. Repligen expects to receive net proceeds of approximately $8.8 million after deducting the estimated expenses of the transaction.